UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	January 2015

SEC File No. 000-31204

GOLDEN GOLIATH RESOURCES LTD.
(Exact name of registrant as specified in its charter)

675 West Hastings St., #711, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive offices)
1. Interim Financial Statements for the period ended November 30, 2014. 2. Management Discussion and Analysis 3. Certification of CEO 4. Certification of CFO

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd. -- SEC File No. 000-31204 (Registrant)

Date: February 17, 2015	/s/ “J. Paul Sorbara”
J. Paul Sorbara, President/CEO/Director